Multisys Language Solutions

8045 Dolce Volpe Avenue

Las Vegas, Nevada 89178

Via Federal Express and Electronic Submission

March 25, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Maryse Mills-Apenteng

RE:

Multisys Language Solutions, Inc.

Registration Statement on Form S-1

Filed February 26, 2009

File No.  333-157564

Dear Ms. Mills-Apenteng,

We hereby transmit for filing Amendment No. 1 to our Registration Statement on Form S-1

(File No. 333-157564) ..

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated March 18, 2009, in connection with our above referenced S-1 filing.  Responses to the comment contained in the comment letter follow the comment number below.  Page numbers refer to the page numbers of the redlined version of the Amendment No. 1 to our Registration Statement on Form S-1.

1.

We have made revisions to the Form S-1 on page 1 in response to this comment.

2.

We have made revisions on the cover page (page 1), to risk factors on pages 11 and 12, to the Determination of Offering Price on page 14 and to the Plan of Distribution on page 17 in response to this comment.

3.

We revised our disclosure on pages 1, 5 and 12 concerning our limited periodic reporting requirements upon effectiveness of the registration statement.

4.

We revised the risk factor appearing on pages 7 and 8 entitled “If we are unable attain financing…” in response to this comment.

5.

We revised the risk factor entitled “There is no market for our common stock…” on page 11 to modify this risk factor to discuss only risks associated with being considered a penny stock.  We also changed the title of risk factor to “Our common stock may be subject to “penny stock” rules…”.

6.

We revised the risk factor previously entitled “There is not now, and there may not every be, an active market…” and deleted the risk factor on page 13 entitled “We cannot assure you that, even following the approval of the registration statement…” in response to this comment.

7.

As noted in response number 6 above, we deleted the risk factor entitled “We cannot assure you that, even following the approval of the registration statement…” previously appearing on page 13.

8.

We revised our disclosure on pages 25 and 26 in the Liquidity and Capital Resources section of the MD&A to include an estimation of our recent monthly cash burn rate, an estimate of the minimum amount of capital that needs to be raised to fund operations for the next twelve months and the potential impact of failing to raise those funds.

Please do not hesitate to contact the undersigned at (702) 884-2150 or our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions about the contents of this letter or the Amendment No. 1 to the Registration Statement on Form S-1.

Sincerely,

/s/ Janelle Edington

Janelle Edington

President & Chief Executive Officer

Multisys Language Solutions, Inc.